EXHIBIT 21.1

Significant Subsidiaries of Terranova S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Andinos C.A.	Venezuela
Corporación Forestal Guayamure C.A.	Venezuela
Corporación Forestal Imataca C.A.	Venezuela
Fibranova C.A.	Venezuela
Terranova Guatemala S.A.	Guatemala
Forestal Terranova México S.A. de C.V.	Mexico
Masisa S.A.	Chile
Terranova Brasil Ltda.	Brazil
Terranova Colombia S.A.	Colombia
Terranova Costa Rica S.A.	Costa Rica
Terranova Forest Products, Inc.	U.S. (North Carolina)
Inversiones Internacionales Terranova S.A.	Chile
Terranova Panamá S.A.	Panama
Terranova de Venezuela S.A.	Venezuela
Inversiones Coronel Limitada	Chile
Masisa Partes y Piezas Limitada	Chile
Forestal Tornagaleones S.A.	Chile
Masisa Overseas LTD.	Cayman Islands
Maderas y Sintéticos México S.A. de C.V.	Mexico
Masisa do Brasil Ltda	Brazil
Forestal Tornagaleones Overseas LTD.	British Virgin Islands
Masisa Conceptión Ltda.	Chile
Masisa Argentina S.A.	Argentina